Securities Counselors, Inc. The Securities Professionals For Private and Public Issuers, Shareholders and Funding Sources

MAIL STOP 4546

October 3, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 4 to Offering Statement on Form 1-A Filed September 20, 2017 File No. 024-10657

Dear Mr. McCann:

On September 20, in connection with the sale of up to 2,500,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $6.00 per share, we filed the Company’s Pre-Effective Amendment No. 4 to the Form 1-A originally filed December 23, 2016 (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s associated September 25, 2017 SEC comment letter (the “current comment letter”) relating to the Company’s P.E. No. 4, we hereby file this response to the staff’s comments. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to Pre-Effective Amendment No. 5 (the “Amendment”) which is also being filed concurrently on EDGAR. This Response Letter responds to the comments in the indicated order and are provided on a tracked changes basis.

In the foregoing context, please be advised:

Part I

Item 2. Issuer Eligibility

Comment 1: We refer to prior comment 1 and Rule 251(b)(3). Your revised disclosures on page 15 continue to indicate that management retains discretion to use the offering proceeds to pursue acquisitions with companies other than the two companies identified in your offering circular. In light of this disclosure, we cannot agree that you either have a specific business plan or that your business plan is not to acquire unidentified companies. Accordingly, please revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your filing.

Response: Following our discussion, we have substantively revised the disclosures (particularly the Items 6 and 7, respectively “Use of Proceeds” and “Description of Business”) identifying four companies and making other adjustments consistent with the staff comments.

Joseph McCann	Page 2 of 3

Comment 2: We refer to our comments 2 through 4 in our letter, dated June 22, 2017. We note that you have again made your funding page publicly available at http://investment.mcgrawusa.com/. With reference to comment 1 above, if you are unable to revise the Form 1-A to limit the use of proceeds to acquire only identified entities or to disclose a specific business plan, Regulation A is unavailable to you as an exemption from registration. Accordingly, you may not solicit interest from potential investors pursuant to Regulation A and should remove any Regulation A solicitation of interest materials located on your funding page or elsewhere until such time as you satisfy the eligibility requirements of Rule 251(b)(3). If you are able to revise your Form 1-A to address comment 1 above, please confirm that all Regulation A solicitation of interest materials (including materials on the funding page, provided through social media, or distributed through other means) will satisfy the requirements of Rule 255(b) and not conflict with your Offering Circular, and that any revised solicitation of interest materials will comply with Rule 255(d). Please also tell us whether to date you have accepted any investor money or accepted offers to buy your securities.

Response: Following our discussion, we have substantively revised the disclosures (particularly the Items 6 and 7, respectively “Use of Proceeds” and “Description of Business”) identifying four companies and making other adjustments consistent with the staff’s comments. As to the staff request about solicitations and as previously relayed, the Company has not and will not seek solicit investors until the Form 1-A is declared effective. Per your further requests, we are satisfied that all Regulation A solicitations (including any provided through social media) will satisfy the requirements of Rule 255(b), all solicitation of interest materials will not conflict with the Offering Circular and that any revised solicitation of interest materials will comply with Rule 255(d). (We would remind the staff that the Company does not have a functioning website and we observe that Crowd Pay, the Company’s technology platform, to be prepared for the offering being declared effective has put up a funding or landing page periodically we are advised and Mr. McGraw has again instructed CrowdPay to assure that the Invest Now button is not functioning and any entry it may have does not go anyway and will stay disabled until the SEC Form 1-A is declared effective.) Finally, as previously advised, the Company has not accepted investor money or made any (let alone accepted) offers to buy its securities.

Item 6. Use of Proceeds

Comment 3: We refer to prior comment 4 and to your revised disclosures indicating that you have seen "financials and tax returns" for both C&C Kolorpatch and ADR, as well as received verbal representations from the current management. Please revise your disclosure to clarify whether the financial statements you reviewed were audited or unaudited. To provide context for the revenue figures presented, revise to disclose net income figures or include a discussion of costs and expenses.

Response: We have substantially adjusted the disclosures that we believe responds to the staff comments re audited vs. un-audited data and provided alternative data to justify the Company’s interest in acquiring the four identified companies, subject to performing due diligence confirming the Company’s current understanding.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

Joseph McCann	Page 3 of 3

Comment 4: Please amend to include the signed written consent of your independent registered public accounting firm to include their report. Refer to Item 17.11(b) of the Instructions to Form 1-A.

Response: The auditor has provided their executed Consent with regard to their Report, after reviewing the cited Item 17.11(b) of the Instructions to Form 1-A.

We acknowledged that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of your review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before October 10, 2017. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive. Thank you for your assistance and prompt review of these materials. I will call you late this week to coordinate any remaining issues with the staff.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net